

Mail Stop 4561

November 4, 2009

Dennis Carrasquillo, President
PMX Communities, Inc.
Technology Business Incubator, Research & Development Park
3701 FAU Blvd, Suite 210
Boca Raton, FL 33431

> **Re: PMX Communities, Inc.**
> **Amendment 1 to Form S-1**
> **Filed October 16, 2009**
> **File No. 333-161699**

Dear Mr. Carrasquillo:

We have reviewed the above-referenced filing and related response and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 1, 2009.

Amendment 1 to Form S-1

Part I

Risk Factors, page 6

1.   We note your response and the revisions made in response to our prior comment 1 and note that several of the subcaptions in your risk factors section still do not adequately describe how the conditions or uncertainties discussed in the related risk factor will affect your operations. As examples, we note the following risk factor subcaptions:

- "We rely on the value of the PMX Communities brand, and the costs of maintaining and enhancing our brand awareness will increase," on page 11; and
- "We post our privacy policies and practices concerning the use and disclosure of user data," on page 12; and

Please revise your risk factors section throughout as necessary so that each subcaption adequately describes how the risk may affect your company and investors. See Item 503(c) of Regulation S-K.

2.   As a related matter, please tell us why you decided in this amendment to delete the risk factor entitled "There is a large disparity between the offering price and the prices at which selling security holders acquired their common shares."

Plan of Distribution and Selling Security Holders, page 17

3.   We refer to your selling shareholders table and note that the seven selling shareholders listed on page 19 are also holders of the promissory notes representing loans extended to your company by AU Spectators, LLC. Please revise your document to include in your selling shareholders section a description of any material relationships these selling shareholders have had with your company or any of your predecessors or affiliates over the past three years. See Item 507 of Regulation S-K.

4.   As a related matter, we note the following selling shareholders listed in your selling shareholders table: Aida Carrasquillo, Aida L. Carrasquillo, Jeffrey Bryant Carrasquillo, and Jeffery Carrasquillo(1). Please revise your registration statement to affirmatively state, if true, that there are no relationships between these selling shareholders and your company or any of its predecessors or affiliates.

Business Operations, page 20

5.   We refer to your response to our prior comment 11 and note the risk factor under the subcaption "The successful operation of our business depends upon the supply of critical elements…" on page 11. In particular, we note your statement that "[you] depend upon third parties, to a substantial extent, for several critical elements of our business, including various technology, infrastructure, content development, software and distribution components." To the extent your business operations are substantially dependent on any third-party suppliers or service providers, please revise your Business Operations section to identify such third-parties and describe the material terms of your relationship with the third-parties.

Management's Discussion and Analysis of Financial Condition

Liquidity and Capital Resources, page 30

6.   We reissue part of our prior comment 14 to disclose the minimum period of time that you will be able to conduct your planned operations using <u>currently</u> available capital resources. In this regard, you should be sure to include quantitative disclosure regarding the anticipated capital expenditures related to the expenses you will incur upon becoming a reporting company. For guidance, see Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Executive Compensation

Summary Compensation Table, page 35

7.   We refer to your response to our prior comment 21 and note that the one million shares issued to Mervyn Gervis in May 2009 were issued for services he provided as vice president of your company. Please revise your document to include in your Executive Compensation section narrative disclosure regarding the issuance of these shares to Mr. Gervis. See Item 402(m)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 36

8.   We refer to your response to our prior comments 17 and 18 and note that, while your response indicates otherwise, you have not revised your document to fully respond to these comments. Accordingly, please revise your document to provide the information required by Item 404(a) of Regulation S-K as it pertains to the license agreement between your company and Invisosoft. You should also include a discussion of the material terms of the agreement with Invisiosoft and how those material terms would compare to the material terms of a similar agreement had you entered into it with an unrelated third-party.

Financial Statements

Statement of Stockholders' Equity, page 58

9.   You do not appear to have responded to or revised your registration statement for our prior comment 19. Please revise to show the correct number of common shares outstanding at June 30, 2009 of 53,600,000. Your current presentation shows 55,600,000, which is not the proper sum of the information for the ending balance as of June 30, 2009.

Part II.

Exhibits

Exhibit 5. Legality Opinion

10.   We refer to our prior comment 25 and note your revised opinion of counsel
        regarding the legality of the shares being sold by the selling shareholders pursuant
        to this registration statement. Please revise so as to remove the assumption of
        counsel that the shares being sold pursuant to this registration statement "have
        been and will be issued." See Item 601(b)(5)(i) of Regulation S-K.

                                        * * * * *

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding
comments on the financial statements and related matters. You may contact Ryan
Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3735
with any other questions.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Facsimile (303) 482-2731
        Jody Walker, Esq.